Exhibit 99.1

Ozon’s Comments on Impact of U.S., EU and Other Sanctions on Its Operations

February 28, 2022 – Ozon Holdings PLC (NASDAQ and MOEX: “OZON”, thereafter referred to as “we”, “us”, “our”, “Ozon” or the “Company”), a leading Russian e-commerce platform, informs that Ozon Holdings PLC is not subject to any sanctions at the moment. Ozon also notes that there are no regulatory restrictions on the ability of U.S. persons to acquire and trade in Ozon’s securities, and non-U.S. persons are not exposed to any U.S. secondary sanctions risks in connection with such transactions.

Based on the currently available information, the Company’s management believes that there is no direct material adverse effect of the U.S., EU and other sanctions recently imposed on Russia on our current day-to-day e-commerce platform’s operations and our ability to conduct business. We primarily operate in Russia, and over 95% of GMV incl. services is generated in Russia. Over 90% of our buyers and sellers are also located in Russia. Both sellers and buyers can continue to supply and purchase goods through Ozon’s e-commerce platform as usual.

All of Ozon’s key IT systems, as well as key physical infrastructure, including fulfillment centers, sorting hubs, dark stores and first and last-mile operations are fully functional, and there have been no interruptions to either IT or logistics processes resulting from sanctions.

Transacting on our e-commerce platform continues without any disruptions resulting from sanctions. We continue to process payments of our customers and pay our sellers in the regular way. Customers are able to place prepaid orders using Mastercard, Visa, Mir, etc. on our platform. Prepaid orders account for over 90% of orders. Ozon is able to use SWIFT with a select number of partner banks.

We have a strong liquidity position with approximately 80% foreign exchange liquidity, which serves as a natural foreign exchange hedge for the Company and believe we have sufficient ruble liquidity for our current day-to-day operations. We have ensured that we have access to our cash, cash equivalents and deposits, and the majority of our deposits is now held in Russia. The Company had cash, cash equivalents and short-term bank deposits of RUB 126 billion as of December 31, 2021.

The Company notes that on February 25, 2022, Ozon filed a request to the Office of Foreign Assets Control (“OFAC”) of the U.S. Treasury Department to remove Limited Liability Company Ozon Bank (“Ozon Bank”) from the Specially Designated Nationals and Blocked Persons List (the “SDN List”) since Ozon Bank is not linked to Sovcombank. As per our recent press release “Ozon Informs about Developments at Ozon Bank”, on February 24, 2022, Ozon’s banking subsidiary, Ozon Bank, was included in the SDN List by OFAC as an entity “linked to Sovcombank Open Joint Stock Company”. Ozon acquired 100% of share capital of Oney Bank LLC (now Ozon Bank) from Sovcombank on May 26, 2021, when Oney Bank ceased to be an affiliate of the Sovcombank. Ozon can provide no assurance of the outcome and timing of the OFAC resolution on Ozon’s application.

Our business is likely, however, to be indirectly impacted by the U.S., EU and other sanctions recently imposed on Russia, particularly if they have a continued impact on the Russian economy, which could, among other things, have a material impact on activity on our platform. We may also face greater difficulties raising capital in the future, which could potentially reduce the level of future investment into infrastructure expansion and operations. We also cannot provide any assurance that any further development in sanctions, or escalation of the Ukraine situation more generally, will not have a significant impact on our business, financial condition or results of operations.

In these challenging times, we remain focused on supporting all of our stakeholders, including customers, merchants, our multiple various business partners, employees and investors to the best of our ability.

Ozon expects to release its full-year 2021 financial results on April 5, 2022, where we will also provide an update on the key year-to-date trends.

About Ozon

Ozon is a leading multi-category e-commerce platform and one of the largest internet companies in Russia. Ozon’s platform offers one of the widest selections of goods across multiple product categories. Ozon’s country-wide warehouse footprint includes around one million square meters. Its infrastructure enables Ozon to provide Russian population with a fast and convenient delivery via couriers, pick-up points and parcel lockers. Ozon’s extensive logistics and fast-developing marketplace allow over 90 thousand entrepreneurs to sell their products across Russia’s 11 time zones to more than 25 million customers. In addition to its core e-commerce business, Ozon is expanding Ozon fintech and other value-added services, such as its quick commerce and online grocery solution Ozon Express. For more information, please visit https://corp.ozon.com/.

Contacts

Investor Relations

Maryia Berasneva-McNamara, Head of Investor Relations, Ozon

ir@ozon.ru

Press Office

Maria Zaikina, Director of Public & Industry Relations, Ozon

pr@ozon.ru

Disclaimer

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of Ozon Holdings PLC (“we”, “our” or “us”, or the “Company”). All statements contained in this press release that do not relate to matters of historical fact disclosed in due course by the Company should be considered forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Ozon’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, the events in Ukraine and related sanctions, negative global or Russian political and economic conditions, potential negative developments in the COVID-19 pandemic, other negative developments in Ozon’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Please refer to our filings with the U.S. Securities and Exchange Commission concerning factors that could cause actual results to differ materially from those described in our forward-looking statements.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Ozon may elect to update such forward-looking statements at some point in the future, Ozon disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Ozon’s views as of any date subsequent to the date of this press release.

This press release includes information for the twelve months ended December 31, 2021. The information for the twelve months ended December 31, 2021 has not been audited or reviewed by the Company’s auditors. The information for the twelve months ended December 31, 2021 contains preliminary estimates. The preliminary estimates disclosed in this press release are based on the Company’s internal management accounts and records based on currently available preliminary information and, therefore, may change. The preliminary estimates are subject to revision as the Company prepares its financial statements and disclosures in connection with its filing of its Annual Report on Form 20-F as of and for the year ended December 31, 2021. These preliminary estimates should not be viewed as a substitute for the Company’s financial statements or other information set forth in the Form 20-F. Ozon currently plans to release its audited financial results for the year ended December 31, 2021 on April 5, 2022.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company.